# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Genius Sports Ltd, CIK 0001834489
CUSIP: G3934V109
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Genius Sports Group, 1st Floor, 27 Soho Square, London, United Kingdom (X0), W1D 3QR
Date of event which requires filing of this statement: 05/19/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001138995

## Reporting persons
- GLENVIEW CAPITAL MANAGEMENT, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,795,208; sole dispositive power 0; shared dispositive power 13,795,208; aggregate amount beneficially owned 13,795,208 (5.2% of the class)
- ROBBINS LARRY: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 13,795,208; sole dispositive power 0; shared dispositive power 13,795,208; aggregate amount beneficially owned 13,795,208 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Genius Sports Ltd
Address of issuer's principal executive offices: Genius Sports Group, 1st Floor, 27 Soho Square, London, United Kingdom, W1D 3QR

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i. Glenview Capital Management, LLC ("Glenview Capital Management"); and

ii. Larry Robbins ("Mr. Robbins").

This Statement relates to shares of Ordinary Shares ("Shares") held for the accounts of Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Capital Master Fund"), and Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Offshore Opportunity Master Fund").

Glenview Capital Management serves as investment manager to each of Glenview Capital Master Fund and Glenview Offshore Opportunity Master Fund. Mr. Robbins is the Chief Investment Officer of Glenview Capital Management.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 520 Madison Avenue, 33rd Floor, New York, New York 10022.
Citizenship:
i. Glenview Capital Management is a Delaware limited liability company; and

ii. Mr. Robbins is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 13,795,208 Shares. This amount consists of (A) 5,814,989 Shares held for the account of Glenview Capital Master Fund and (B) 7,980,219 Shares held for the account of Glenview Offshore Opportunity Master Fund.
Percent of class: As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of approximately 5.2% of the Shares outstanding. (There were 267,626,957 Shares outstanding as of April 30, 2026, based on Exhibit 99.1 to the Issuer's report of a foreign private issuer on Form 6-K filed on May 7, 2026, and the Issuer's report of a foreign private issuer on Form 6-K filed on May 1, 2026.)
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 13,795,208
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 13,795,208

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See disclosure in Items 2 and 4 hereof. Certain funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement

Exhibit 2: Power of Attorney

## Signatures
- GLENVIEW CAPITAL MANAGEMENT, LLC: /s/ Mark J. Horowitz, Mark J. Horowitz, President (05/21/2026)
- ROBBINS LARRY: /s/ Mark J. Horowitz, Mark J. Horowitz, attorney-in-fact for Larry Robbins (05/21/2026)